

05038520

UNITED STATES
~~ AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SEC MAIL
RECEIVED
MAR 1 2005
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๊บ 3/17

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17212

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04   AND ENDING   12/31/04
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SunTrust Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

303 Peachtree St., NE, Suite 2400
(No. and Street)

Atlanta	GA	30308
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Kelly Ardrey   404-724-3389

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

PricewaterhouseCoopers LLP
(Name-if individual, state last, first, middle name)

PROCESSED
SC MAR 2 3 2005
THOMSON FINANCIAL

10 Tenth Street	Atlanta	GA	30309
(Address)	(City)	(State)	(Zip Code)

Check One:

(X) Certified Public Accountant
(   ) Public Accountant
(   ) Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SunTrust Capital Markets, Inc.
(A wholly-owned subsidiary of SunTrust Banks, Inc.)

Financial Statements

For the Year Ended
December 31, 2004

SunTrust Capital Markets, Inc.
(A wholly-owned subsidiary of SunTrust Banks, Inc.)
Table of Contents to Financial Statements and Supplementary Schedules
For the Year Ended December 31, 2004

Report of Independent Auditors   1

Financial Statements:
   Statement of Financial Condition   2
   Statement of Operations   3
   Statement of Changes in Shareholder's Equity   4
   Statement of Changes in Subordinated Borrowings   5
   Statement of Cash Flows   6

Notes to Financial Statements   7-14

Supplemental Information:
   Schedule I:
   Computation of Net Capital Under
    Rule 15c3-1 of the Securities and Exchange Commission   15

   Schedule II:
   Computation for Determination of Reserve
   Requirements Under Rule 15c3-3 of the
   Securities and Exchange Commission   16

   Schedule III:
   Information Relating to Possession or Control
   Requirements Under Rule 15c3-3 of the
   Securities and Exchange Commission   17

Report of Independent Auditors on Internal Control
   Required by Rule 17a-5 of the Securities and
   Exchange Commission   18-19



PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239

Report of Independent Auditors

To the Shareholder and Board of Directors of
SunTrust Capital Markets, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in shareholder's equity, changes in subordinated borrowings and cash flows present fairly, in all material respects, the financial position of SunTrust Capital Markets, Inc. (the "Company") at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 25, 2005

SunTrust Capital Markets, Inc.
(A wholly-owned subsidiary of SunTrust Banks, Inc.)
Statement of Financial Condition
As Of December 31, 2004
($ in thousands, except share amounts)

Assets

Cash and cash equivalents	$	301
Cash and securities segregated under Federal and other regulations		10,004
Receivables from brokers and dealers		36,694
Securities purchased under agreements to resell		4,355,416
Securities owned:		
U.S. government and agency obligations		104,962
State and municipal obligations		215,600
Corporate debt and equities		135,920
Commercial paper		80,707
Other		2,614
Total securities owned (including encumbered securities of $165,719)		539,803
Receivable for unsettled securities transactions, net		145,680
Accrued interest and other income receivable		9,142
Secured demand note receivable from Parent		160,000
Due from related parties		160
Exchange membership owned, at adjusted cost		1,050
Furniture, equipment, and leasehold improvements, less accumulated depreciation and amortization of $32,325		15,665
Goodwill		88,457
Other assets		49,715
Total Assets	$	5,412,087

Liabilities

Securities sold but not yet purchased	$	123,998
Securities sold under agreements to repurchase		4,386,492
Accrued compensation and benefits		57,809
Accrued interest payable and other liabilities		9,706
Due to related parties		6,175
Lines of credit payable to related parties		416,515
Income taxes payable to Parent		6,806
Payables to brokers and dealers		27,835
Total liabilities		5,035,336

Commitments and contingencies (Note 7)

Subordinated demand note payable to Parent		160,000

Shareholder's Equity

Common stock, $1 par value; 100,000 shares authorized, issued, and outstanding		100
Additional paid-in capital		196,518
Retained earnings		20,133
Total shareholder's equity		216,751
Total Liabilities and Shareholder's Equity	$	5,412,087

The accompanying notes are an integral part of these financial statements.

SunTrust Capital Markets, Inc.
(A wholly-owned subsidiary of SunTrust Banks, Inc.)
Statement of Operations
For the Year Ended December 31, 2004
($ in thousands)

Revenues:		
Corporate finance fees	$	126,730
Interest		76,620
Commissions		49,644
Underwriting fees		47,658
Trading gains, net of losses		37,713
Investment advisory fees		13,455
Other		5,347
Total revenues		357,167
Expenses:		
Compensation and benefits		152,310
Interest		70,149
Fees paid to related parties		33,526
Outside processing and software		21,068
Occupancy and equipment		13,420
Other		33,991
Total expenses		324,464
Income before income taxes		32,703
Provision for income taxes		13,118
Net Income	$	19,585

The accompanying notes are an integral part of these financial statements.

SunTrust Capital Markets, Inc.
(A wholly-owned subsidiary of SunTrust Banks, Inc.)
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2004
($ in thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2003	$ 100	$ 196,518	$ 25,548	$ 222,166
Net Income	-	-	19,585	19,585
Dividend to Parent	-	-	(25,000)	(25,000)
Balance, December 31, 2004	$ 100	$ 196,518	$ 20,133	$ 216,751

The accompanying notes are an integral part of these financial statements.

SunTrust Capital Markets, Inc.
(A wholly-owned subsidiary of SunTrust Banks, Inc.)
Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2004
($ in thousands)

Subordinated Demand Note Payable to Parent, Beginning of Year	$	160,000
Repayment of subordinated demand note		-
Issuance of subordinated demand note		-
Subordinated Demand Note Payable to Parent, End of Year	$	160,000

The accompanying notes are an integral part of these financial statements.

SunTrust Capital Markets, Inc.
(A wholly-owned subsidiary of SunTrust Banks, Inc.)
Statement of Cash Flows
For the Year Ended December 31, 2004
($ in thousands)

Cash flows from operating activities:		
Net income	$	19,585
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization		6,691
Deferred tax benefit		2,584
Exchange membership impairment		1,250
(Increase) decrease in operating assets:		
Cash and securities segregated under Federal and other regulations		10,056
Securities purchased under agreements to resell		(91,243)
Securities owned		(152,529)
Receivables:		
Unsettled securities transactions, net		(59,885)
Brokers and dealers		(16,899)
Due from related parties		814
Accrued interest and other income receivable		(1,832)
Other assets		(4,509)
Increase (decrease) in operating liabilities:		
Payables to brokers and dealers		2,766
Securities sold but not yet purchased		54,540
Securities sold under agreements to repurchase		100,383
Accrued compensation and benefits		8,171
Accrued interest payable and other liabilities		(9,361)
Due to related parties		2,942
Income taxes payable to Parent		(6,173)
Net cash used in operating activities		(132,649)
Cash flows from investing activities:		
Capital expenditures, net		(4,175)
Net cash used in investing activities		(4,175)
Cash flows from financing activities:		
Borrowings from related parties under lines of credit, net		161,382
Dividend paid to Parent		(25,000)
Net cash from financing activities		136,382
Net change in cash and cash equivalents		(442)
Cash and cash equivalents, beginning of year		743
Cash and cash equivalents, end of year	$	301
Supplemental cash flow information:		
Cash paid for:		
Interest	$	69,931
Income taxes to Parent	$	11,082

The accompanying notes are an integral part of these financial statements.

1.   **Summary of Significant Accounting Policies**

Organization

SunTrust Capital Markets, Inc. (the "Company") is a wholly owned subsidiary of SunTrust Banks, Inc. (the "Parent"). The Company's operations consist of buying and selling securities for its customers and its own account and certain underwriting and other brokerage activities. The corporate finance function arranges public and private debt and equity placement services and other products for its customers. In addition, the Company is an active underwriter of debt for municipalities and not-for-profit institutions. The Company is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer and is a member of the New York Stock Exchange (the "NYSE") and the National Association of Securities Dealers.

The Company self clears fixed-income transactions. The Company introduces equity transactions on a fully disclosed basis through a third party clearing broker.

Securities Transactions

Securities transactions and related gains and losses are recorded on a trade-date basis. Marketable securities owned are valued at the last reported price on the exchange which they trade at December 31, 2004, and securities not readily marketable are valued at their estimated fair value based on quoted bid prices or pricing models, as determined by management; except for short positions, which the last quoted asked price is used. The resulting difference between cost and market is included in income.

Corporate Finance, Underwriting, and Investment Advisory Fees

Corporate finance fees are negotiated based on specific services offered and are recognized when such services are completed without further obligations. Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable. Investment advisory fees are recognized as earned on a pro-rata basis over the term of the contract. Corporate finance and underwriting fees are presented net of transaction-related expenses.

Commissions

Commissions are earned by the Company for buying and selling securities on behalf of customers. The revenues are recognized on the trade date, which is when substantially all the efforts in generating the commissions have been completed.

Expenditures related to soft dollar commission revenue generation are accounted for on a customer-by-customer basis. These expenses represent a deferred asset when third-party research expenses are paid by the Company for customers before the compensating commission revenues are received. They are recorded as an accrued liability when commission revenues are received from customers before the third-party research is provided. At December 31, 2004, there were approximately $1.4 million and $3.3 million included in other assets and other liabilities for these deferred and accrued expenses, respectively.

Furniture, Equipment and Leasehold Improvements

Furniture and equipment are recorded at historical cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are

recorded at historical cost. Amortization is computed using the straight-line method over the lesser of the economic useful life of the improvement or the term of the lease.

Exchange Membership Owned

The Company recognized a charge of $1.25 million to reflect management's determination of an other-than-temporary impairment of the carrying value of the Company's NYSE membership, based on management's estimate of its fair value, prior to December 31, 2004, which is included in other expenses in the accompanying statement of operations. As part of its assessment of the other-than-temporary impairment of this asset, management of the Company considered and evaluated various financial and economic factors directly affecting both the equity securities market as a whole and the specialist industry in particular, including recent sales of NYSE memberships, historical trends of sales and lease prices of NYSE memberships, the current condition of the NYSE market structure and legal and regulatory developments affecting the NYSE market structure.

The carrying value of the exchange membership of $1.05 million approximated its fair value as of December 31, 2004.

Impairment of Long-Lived Assets

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. To determine recoverability of its long-lived assets, the Company evaluates the probability that future undiscounted net cash flows will be less than the carrying amount of the assets. There were no such impairments for the year ended December 31, 2004.

Goodwill

Under the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," the Company completed its annual review of goodwill prior to December 31, 2004, and determined there was no impairment of goodwill as of that date. The Company reviews goodwill on an annual basis for impairment and as events occur or circumstances change that would more likely than not reduce the fair value below its carrying amount.

Income Taxes

The Company is included in the consolidated income tax return of the Parent. The Company provides for taxes as if it was filing a separate return and pays for its pro rata share of the consolidated current tax liability or receives a refund for any current tax benefit. Payments to tax authorities are made by the Parent.

For the Company, the significant differences in the tax and financial statement bases of its assets or liabilities are primarily related to pension and benefit related items. Deferred income taxes are provided when income and expenses are recognized in different years for financial and tax reporting purposes. The net deferred tax asset totaled $3.2 million at December 31, 2004.

The provision for income taxes, included in the accompanying statement of operations, differs from the federal statutory rate of 35% primarily due to a provision for state taxes.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business. The carrying amount of cash and cash equivalents approximates their fair values. The Company does not consider cash segregated under Federal or other regulations as cash and cash equivalents for the statement of cash flows.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting Policies Adopted

In January 2003, FASB issued FIN 46, "Consolidation of Variable Interest Entities," which addressed the criteria for the consolidation of certain off-balance-sheet entities. The Company adopted the provisions of FIN 46 as of July 1, 2003. The adoption of FIN 46 did not have a significant impact on the Company's financial statements.

In December 2003, the FASB issued a revision to FIN 46 (FIN 46(R)), which replaced the Interpretation issued in January 2003. FIN 46(R) was effective for reporting periods ending after March 14, 2004. As of March 31, 2004, the Company adopted all provisions of FIN 46(R), and the adoption did not have a material impact on the Company's financial position or results of operations.

In February 2004, the SEC granted temporary relief from certain provisions of the SEC Rule 15c3-1, *Net Capital Requirements for Brokers or Dealers*, with respect to the anticipated impact of SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," on broker-dealers that are non-public entities. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). A financial instrument issued in the form of shares is mandatorily redeemable and, therefore within the scope of SFAS No. 150, if it "embodies an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified or determinable date or upon an event certain to occur." For nonpublic broker-dealers, mandatorily redeemable financial instruments became subject to the provisions of this Statement for the first fiscal period beginning after December 15, 2003. The adoption of this statement did not have a material impact on the Company's financial position or results of operations.

2. **Cash and Securities Segregated Under Federal and Other Regulations**
    At December 31, 2004, a U.S. Treasury bill carried at a market value of $10.0 million, and $500 of cash have been segregated in a special reserve account for the benefit of customers of the Company under SEC Rule 15c3-3.

3.   **Securities Under Agreements To Resell and Repurchase**
     Securities are collateralized by U.S. government or agency securities and are carried at the
     amounts at which the securities will be subsequently resold or repurchased.

     The collateral is generally required to be between 100% to 105% of the underlying securities.
     Collateral is valued daily, and the Company may require counter-parties to deposit additional
     collateral or return collateral pledged when appropriate. At December 31, 2004, the Company
     had accepted collateral with a fair value of $4.38 billion that the Company is permitted by
     contract or custom, to sell or re-pledge, and had re-pledged $4.26 billion of that collateral. Total
     collateral pledged, as of December 31, 2004, amounted to $4.40 billion.

4.   **Securities Sold But Not Yet Purchased**
     Sales of securities not yet purchased represent an obligation of the Company to deliver specified
     securities at a predetermined date and price. The Company will be obligated to acquire the
     required securities at prevailing market prices in the future to satisfy this obligation. Securities
     sold but not yet purchased consisted of the following at quoted market prices at December 31,
     2004:

	(in thousands)
U.S government obligations	$ 123,843
Equity securities	155
	$ 123,998

5.   **Employee Benefits**
     The Company participates in the pension and other employee benefit plans of the Parent for the
     benefit of substantially all employees of the Company. Costs of the pension plan are computed
     under the projected unit credit method, and the plan is funded using the entry age actuarial cost
     method. Benefit information is not available from the actuary for individual subsidiaries of the
     Parent. The Company's contributions to the pension plan and other employee benefits were
     approximately $14.6 million in 2004, all of which is included in compensation and benefits in the
     accompanying statement of operations.

     The Company also participates in the stock option plan of the Parent. Options are granted at no
     less than the fair market value of a share of stock on the grant date and may be either tax-
     qualified incentive stock options or nonqualified options. The Company accounts for stock
     options based on the fair-value recognition provision of SFAS No. 123, "Accounting for Stock-
     Based Compensation." The Company's stock option expense for 2004 was approximately $0.4
     million, which is also included in compensation and benefits expense in the accompanying
     statement of operations.

6.   **Transactions with Related Parties**
     During the year ended December 31, 2004, the Company engaged in various transactions with
     the Parent and its affiliates. Balances with respect to related parties at December 31, 2004 are:

	(in thousands)
Cash and cash equivalents	$ 301
Cash segregated under Federal and other regulations	1
Securities purchased under agreements to resell	3,478,859
Secured demand note receivable from Parent	160,000
Due from related parties	160
Other assets	6,670
Securities sold under agreements to repurchase	3,304,664
Due to related parties	6,175
Lines of credit payable to related parties	416,515
Income taxes payable to Parent	6,806
Subordinated demand note payable to Parent	160,000

Amounts with related parties included in the statement of
operations are:

Revenues:

Corporate finance fees	$ 19,768
Interest	50,615
Commissions	113
Trading gains, net of losses	(6)
Underwriting fees	625
Investment advisory fees	94
Other	1,836

Expenses:

Interest	$ 51,723
Fees paid to related parties	33,526

The Company has a $160.0 million unsecured demand revolving line of credit with the Parent. The line of credit has a stated interest rate at the Parent's monthly average cost of funds, which was 2.50% at December 31, 2004, with interest due monthly. At December 31, 2004, the outstanding balance on this unsecured line of credit was $160.0 million.

The Company has a $160.0 million subordinated collateralized non-interest-bearing note with the Parent that matures on December 15, 2005. Under the terms of the note, the Parent provided the Company with a non-interest-bearing note, collateralized by marketable securities owned by the Parent. The subordinated borrowing is covered by agreements approved by the NYSE, and thus, the amount is available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with the net capital requirements (Note 8), it may not be repaid. Furthermore, the Company must notify the NYSE within six months of the Company's intent to make payments. As of December 31, 2004, no such notices had been presented to the NYSE.

The Company also has a $400.0 million unsecured line of credit with SunTrust Bank ("STB"). The line of credit has a stated interest rate equal to STB's overnight cost of funds at the date of the advance plus ten basis points. The interest rate at December 31, 2004 was 2.41%. Any advances and accrued interest are due the following business day. At December 31, 2004, the outstanding balance was $256.5 million.

The Company also has a $5.0 million overdraft facility note with STB. The overdraft facility has a stated interest rate equal to STB's overnight cost of funds at the date of advance plus ten basis points. Advances and accrued interest under the facility are due the following business day. At December 31, 2004, there were no outstanding borrowings under the facility.

7. **Commitments and Contingencies**

The Company leases certain office facilities and equipment under non-cancelable leases that expire through 2014, some of which have stated rate increases. In addition, the Company has various obligations, mostly monthly commitments of less than one year, under other equipment leases. Minimum rental commitments on non-cancelable leases for each of the following years ending December 31 are as follows:

2005	$	5,707,359
2006		5,337,629
2007		5,005,116
2008		4,990,899
2009		5,083,949
Thereafter		22,716,126
Total minimum lease payments	$	48,841,078

We expect to receive approximately $347,000 under non-cancelable sublease agreements. This expected sublease income is not reflected as a reduction in the total minimum rental commitments under operating leases in the table above.

Rental expense for the year ended December 31, 2004 was $7.1 million.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2004, and were subsequently settled had no material effect on the financial statements as of that date.

Litigation

In the normal course of business, the Company may become subject to litigation or claims. The Company is not aware of any material litigation or claims against the Company.

8. **Net Capital Requirements**

The Company is subject to the SEC's Uniform Net Capital requirements under Rule 15c3-1, which require the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1.0 million or 2.0% of aggregate debit balances arising from customer transactions, as defined. Additionally, the Company's minimum net capital must include an amount equal to 10% of excess market value, as defined that is subject to reverse repurchase agreements. At December 31, 2004, the Company had net capital, as defined, of $196.9 million, which was $195.9 million in excess of the required net capital.

9. **Financial Instruments with Off-Balance Sheet Risk**

The Company is party to certain financial instruments with off-balance sheet risk in the normal course of trading inventory and clearance of customers' securities transactions, including

securities sold but not yet purchased. These instruments involve, to varying degrees, elements of market risk whose ultimate obligation may exceed the amounts recognized in the December 31, 2004 financial statements.

In the event of the non-delivery of customers' securities owed by the Company due from other broker-dealers or its customers, the Company may be required to purchase identical securities in the open market. Such purchases might result in losses not reflected in the accompanying financial statements. The market values of securities owed the Company at December 31, 2004 approximate the amounts payable. The Company monitors the credit standing of each broker-dealer and customer with which it conducts business.

10. Guarantees to Third Parties

The Company uses a third party clearing broker to clear and execute customers' equity securities transactions and to hold customer accounts. Under the agreement, the Company will indemnify the broker for amounts paid to purchase the security. The maximum potential liability could be equal to the aggregate trading volume of the customers' transactions during the settlement period; however, this amount cannot be estimated due to the volatility in daily trading volumes. The liability is minimized by the fact that, in the event of non-performance by the customer, the underlying security would be transferred to the Company who would in turn immediately liquidate the position, limiting the loss exposure to the market fluctuation in the underlying price of the security. Additionally, the Company may seek recourse from the customer by reimbursing itself from any cash or securities in the defaulting customer's account. For the year ended December 31, 2004, the Company experienced minimal net losses as a result of the indemnity. The clearing agreement expires December 31, 2005.

11. Fair Value of Financial Instruments

The Company's financial instruments are either at quoted market prices or have stated rates of interest, which approximate current market rates. As a result, the recorded amounts of these financial instruments approximate their estimated fair values at December 31, 2004.

12. Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company files its own state tax returns. The current and deferred portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with FASB Statement No. 109, "Accounting for Income Taxes," are as follows:

(in thousands)

	Current	Deferred	Total
Federal	$ 13,394	$ (2,415)	$ 10,979
State	2,308	(169)	2,139
	$ 15,702	$ (2,584)	$ 13,118

A reconciliation of the difference between the expected income tax expense or income computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the following table:

		(in thousands)
Expected income tax expense at U.S. statutory rate	$	11,446
The effect of:		
Increase due to state taxes, net of U.S. federal income tax effects		1,390
Other, net		282
Income tax expense	$	13,118

13. **Subsequent Event**

On February 21, 2005, the Parent merged NBC Capital Markets Group, Inc., a subsidiary of National Commerce Financial Corporation, into the Company. This transaction is pending approval from the New York Stock Exchange.

(A wholly-owned subsidiary of SunTrust Banks, Inc.)
Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
As Of December 31, 2004
($ in thousands)

Computation of Net Capital:

Total shareholder's equity		$ 216,751
Add:		
Subordinated borrowings allowable in computation of net capital		160,000
Total capital and allowable subordinated borrowings		376,751
Deductions and/or charges:		
Nonallowable assets	$ 152,047	
Additional charges for customers' and non-customers' security accounts	523	
Aged fail-to-deliver	278	
Other deductions or charges	558	153,406
Net capital before haircuts on securities positions		223,345
Haircuts on securities		
Trading assets:		
Commercial paper	39	
U.S. and Canadian government obligations	4,891	
State and municipal obligations	8,985	
Stocks and warrants	1,213	
Corporate obligations	10,495	
Undue concentration	762	
Other securities	52	26,437
Net capital		196,908

Computation of alternative net capital requirement
2% of aggregate debit items as shown in formula for reserve
requirements pursuant to Rule 15c3-3 prepared as of the date
of the net capital computation (or $1,000 if greater) plus 10%
of excess market value, as defined, that is subject to reverse
repurchase agreements   1,004

Excess net capital $ 195,904

Net capital in excess of 5% of aggregate debit items or
120% of the net capital requirement if greater $ 195,704

There are no material differences between this computation and the Company's amended, unaudited
Form X-17A-5 as of December 31, 2004.

(A wholly-owned subsidiary of SunTrust Banks, Inc.)
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As Of December 31, 2004
($ in thousands)

Credit balances:		
Other credit balances in customers' security accounts	$	208
Customer-related fails to receive		1,997
Market value of short securities and credits in all suspense accounts over 30 calendar days		1,591
Total credit balances		3,796
Debit balances:		
Customer debit balances		2,049
Customer-related fails to deliver		49
Less 3%		(63)
Total debit balances		2,035
Reserve computation:		
Excess of total credits over total debits required to be on deposit in the "Reserve Bank Account"	$	1,761
Reconciliation of amount on deposit in the "Reserve Bank Account" at December 31, 2004:		
Amount on deposit in the "Reserve Bank Account" at December 31, 2004	$	10,004

There are no material differences between this computation and that filed by the Company on its unaudited Form X-17A-5 as of December 31, 2004.

(A wholly-owned subsidiary of SunTrust Banks, Inc.)
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As Of December 31, 2004

MARKET VALUE AND THE NUMBER OF ITEMS OF:

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3

None

NUMBER OF ITEMS

None

Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3

None

NUMBER OF ITEMS

None



PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239

Report of Independent Auditors on Internal Control Required
by SEC Rule 17a-5

To the Shareholder and Board of Directors of
SunTrust Capital Markets, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of
SunTrust Capital Markets, Inc. (the "Company") for the year ended December 31, 2004, we
considered its internal control, including control activities for safeguarding securities, in order to
determine our auditing procedures for the purpose of expressing our opinion on the financial
statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"),
we have made a study of the practices and procedures followed by the Company, including tests
of compliance with such practices and procedures, that we considered relevant to the objectives
stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-
   3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the
   recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of
   Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin
   securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control
and the practices and procedures referred to in the preceding paragraph. In fulfilling this
responsibility, estimates and judgments by management are required to assess the expected
benefits and related costs of control and of the practices and procedures referred to in the
preceding paragraph, and to assess whether those practices and procedures can be expected to
achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the
practices and procedures are to provide management with reasonable, but not absolute, assurance
that assets for which the Company has responsibility are safeguarded against loss from



unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2005